Exhibit 12.01
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For The Year Ending December 31,
	(US$ 000's, except per share data)
	2014	2013	2012	2011	2010
Loss from continuing operations	$(151,465)	$(276,434)	$(535,708)	$(157,517)	$(102,560)
Add back:
Credit / (provision) for income taxes	1,358	17,993	14,751	(3,937)	(6,005)
Fixed charges	145,344	115,895	132,212	138,814	131,455
Earnings	$(4,763)	$(142,546)	$(388,745)	$(22,640)	$22,890

Interest expense	$104,570	$100,320	$107,554	$111,948	$101,201
Amortization of debt issuance costs	18,297	4,101	14,101	6,226	5,706
Amortization of debt issuance discount and premium, net	19,138	7,288	5,999	17,379	21,299
Assumed interest component of rent expense [1]	3,339	4,186	4,558	3,261	3,249
Fixed charges	$145,344	$115,895	$132,212	$138,814	$131,455
Ratio of earnings to fixed charges	(0.03)	(1.23)	(2.94)	(0.16)	0.17

Dollar deficiency	$150,107	$258,441	$520,957	$161,454	$108,565

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.